SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              --------------------

                                  SCHEDULE 13D
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(a)*

                                (Amendment No. 1)

                               EXIDE TECHNOLOGIES
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    302051206
                                 (CUSIP Number)

                               Jeffrey L. Gendell
                               55 Railroad Avenue
                          Greenwich, Connecticut 06830
   (Name, address and telephone number of person authorized to receive notices and communications)

                               September 18, 2006
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

                         (Continued on following pages)

CUSIP No. 302051206                  13D                            Page 2 of 16

----------------------    -------------------------------------------------------------------------------------------------------
          1               NAMES OF REPORTING PERSONS.                             Tontine Capital Partners, L.P.
                          I.R.S. IDENTIFICATION NOS.
                          OF ABOVE PERSON (ENTITIES ONLY)
----------------------    -------------------------------------------------------------------------------------------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a) [X]
                                                                                                               (b) [_]

----------------------    -------------------------------------------------------------------------------------------------------
          3               SEC USE ONLY


----------------------    -------------------------------------------------------------------------------------------------------
          4               SOURCE OF FUNDS:                                                  WC


----------------------    -------------------------------------------------------------------------------------------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                          PURSUANT TO ITEM 2(d) OR 2(e):                                                                [_]

----------------------    -------------------------------------------------------------------------------------------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                              Delaware


----------------------    -------------------------------------------------------------------------------------------------------
                                  7               SOLE VOTING POWER:                                                  0


  NUMBER OF               -------------------     -------------------------------------------------------------------------------
   SHARES                         8               SHARED VOTING POWER:                                        8,002,971
BENEFICIALLY
  OWNED BY
    EACH                  -------------------     -------------------------------------------------------------------------------
  REPORTING                       9               SOLE DISPOSITIVE POWER:                                             0
 PERSON WITH

                          -------------------     ------------------------------------------------ ------------------------------
                                  10              SHARED DISPOSITIVE POWER:                                   8,002,971


----------------------    -------------------------------------------------------------------------------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                            8,002,971


----------------------    -------------------------------------------------------------------------------------------------------
         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                        [_]


----------------------    -------------------------------------------------------------------------------------------------------
         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                           13.2%


----------------------    -------------------------------------------------------------------------------------------------------
         14               TYPE OF REPORTING PERSON:                               PN


----------------------    ------------------------------------------------------- -----------------------------------------------

CUSIP No. 302051206                  13D                            Page 3 of 16

----------------------    -------------------------------------------------------------------------------------------------------
          1               NAMES OF REPORTING PERSONS.                             Tontine Capital Management, L.L.C.
                          I.R.S. IDENTIFICATION NOS.
                          OF ABOVE PERSON (ENTITIES ONLY)
----------------------    -------------------------------------------------------------------------------------------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a) [X]
                                                                                                               (b) [_]

----------------------    -------------------------------------------------------------------------------------------------------
          3               SEC USE ONLY


----------------------    -------------------------------------------------------------------------------------------------------
          4               SOURCE OF FUNDS:                                                  WC


----------------------    -------------------------------------------------------------------------------------------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                          PURSUANT TO ITEM 2(d) OR 2(e):                                                                [_]

----------------------    -------------------------------------------------------------------------------------------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                              Delaware


----------------------    -------------------------------------------------------------------------------------------------------
                                  7               SOLE VOTING POWER:                                                  0


  NUMBER OF               -------------------     -------------------------------------------------------------------------------
   SHARES                         8               SHARED VOTING POWER:                                        8,002,971
BENEFICIALLY
  OWNED BY
    EACH                  -------------------     -------------------------------------------------------------------------------
  REPORTING                       9               SOLE DISPOSITIVE POWER:                                             0
 PERSON WITH

                          -------------------     -------------------------------------------------------------------------------
                                  10              SHARED DISPOSITIVE POWER:                                   8,002,971


----------------------    -------------------------------------------------------------------------------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                            8,002,971


----------------------    -------------------------------------------------------------------------------------------------------
         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                        [_]


----------------------    -------------------------------------------------------------------------------------------------------
         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                           13.2%


----------------------    -------------------------------------------------------------------------------------------------------
         14               TYPE OF REPORTING PERSON:                               OO


----------------------    -------------------------------------------------------------------------------------------------------

CUSIP No. 302051206                  13D                            Page 4 of 16

----------------------    -------------------------------------------------------------------------------------------------------
          1               NAMES OF REPORTING PERSONS.                             Tontine Partners, L.P.
                          I.R.S. IDENTIFICATION NOS.
                          OF ABOVE PERSON (ENTITIES ONLY)
----------------------    -------------------------------------------------------------------------------------------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a) [X]
                                                                                                               (b) [_]

----------------------    -------------------------------------------------------------------------------------------------------
          3               SEC USE ONLY


----------------------    -------------------------------------------------------------------------------------------------------
          4               SOURCE OF FUNDS:                                                  WC


----------------------    -------------------------------------------------------------------------------------------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                          PURSUANT TO ITEM 2(d) OR 2(e):                                                                [_]

----------------------    -------------------------------------------------------------------------------------------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                              Delaware


----------------------    -------------------------------------------------------------------------------------------------------
                                  7               SOLE VOTING POWER:                                                  0


  NUMBER OF               -------------------     -------------------------------------------------------------------------------
   SHARES                         8               SHARED VOTING POWER:                                        5,798,717
BENEFICIALLY
  OWNED BY
    EACH                  -------------------     -------------------------------------------------------------------------------
  REPORTING                       9               SOLE DISPOSITIVE POWER:                                             0
 PERSON WITH

                          -------------------     -------------------------------------------------------------------------------
                                  10              SHARED DISPOSITIVE POWER:                                   5,798,717

----------------------    -------------------------------------------------------------------------------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                            5,798,717


----------------------    -------------------------------------------------------------------------------------------------------
         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                        [_]


----------------------    -------------------------------------------------------------------------------------------------------
         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                           9.6%


----------------------    -------------------------------------------------------------------------------------------------------
         14               TYPE OF REPORTING PERSON:                               PN


----------------------    -------------------------------------------------------------------------------------------------------

CUSIP No. 302051206                  13D                            Page 5 of 16

----------------------    -------------------------------------------------------------------------------------------------------
          1               NAMES OF REPORTING PERSONS.                             Tontine Management, L.L.C.
                          I.R.S. IDENTIFICATION NOS.
                          OF ABOVE PERSON (ENTITIES ONLY)
----------------------    -------------------------------------------------------------------------------------------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a) [X]
                                                                                                               (b) [_]

----------------------    -------------------------------------------------------------------------------------------------------
          3               SEC USE ONLY


----------------------    -------------------------------------------------------------------------------------------------------
          4               SOURCE OF FUNDS:                                                  WC


----------------------    -------------------------------------------------------------------------------------------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                          PURSUANT TO ITEM 2(d) OR 2(e):                                                                [_]

----------------------    -------------------------------------------------------------------------------------------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                              Delaware


----------------------    -------------------------------------------------------------------------------------------------------
                                  7               SOLE VOTING POWER:                                                  0


  NUMBER OF               -------------------     -------------------------------------------------------------------------------
   SHARES                         8               SHARED VOTING POWER:                                        5,798,717
BENEFICIALLY
  OWNED BY
    EACH                  -------------------     -------------------------------------------------------------------------------
  REPORTING                       9               SOLE DISPOSITIVE POWER:                                             0
 PERSON WITH

                          -------------------     -------------------------------------------------------------------------------
                                  10              SHARED DISPOSITIVE POWER:                                   5,798,717

----------------------    -------------------------------------------------------------------------------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                            5,798,717


----------------------    -------------------------------------------------------------------------------------------------------
         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                        [_]


----------------------    -------------------------------------------------------------------------------------------------------
         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                           9.6%


----------------------    -------------------------------------------------------------------------------------------------------
         14               TYPE OF REPORTING PERSON:                               OO


----------------------    -------------------------------------------------------------------------------------------------------

CUSIP No. 302051206                  13D                            Page 6 of 16

----------------------    -------------------------------------------------------------------------------------------------------
          1               NAMES OF REPORTING PERSONS.                             Tontine Overseas Associates, L.L.C.
                          I.R.S. IDENTIFICATION NOS.
                          OF ABOVE PERSON (ENTITIES ONLY)
----------------------    -------------------------------------------------------------------------------------------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a) [X]
                                                                                                               (b) [_]

----------------------    -------------------------------------------------------------------------------------------------------
          3               SEC USE ONLY


----------------------    -------------------------------------------------------------------------------------------------------
          4               SOURCE OF FUNDS:                                                  WC


----------------------    -------------------------------------------------------------------------------------------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                          PURSUANT TO ITEM 2(d) OR 2(e):                                                                [_]

----------------------    -------------------------------------------------------------------------------------------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                              Delaware


----------------------    -------------------------------------------------------------------------------------------------------
                                  7               SOLE VOTING POWER:                                                  0


  NUMBER OF               -------------------     -------------------------------------------------------------------------------
   SHARES                         8               SHARED VOTING POWER:                                        2,482,182
BENEFICIALLY
  OWNED BY
    EACH                  -------------------     -------------------------------------------------------------------------------
  REPORTING                       9               SOLE DISPOSITIVE POWER:                                             0
 PERSON WITH

                          -------------------     -------------------------------------------------------------------------------
                                  10              SHARED DISPOSITIVE POWER:                                   2,482,182

----------------------    -------------------------------------------------------------------------------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                            2,482,182


----------------------    -------------------------------------------------------------------------------------------------------
         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                        [_]


----------------------    -------------------------------------------------------------------------------------------------------
         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                           4.1%


----------------------    -------------------------------------------------------------------------------------------------------
         14               TYPE OF REPORTING PERSON:                               IA, OO


----------------------    -------------------------------------------------------------------------------------------------------

CUSIP No. 302051206                  13D                            Page 7 of 16

----------------------    -------------------------------------------------------------------------------------------------------
          1               NAMES OF REPORTING PERSONS.                             Tontine Capital Overseas GP, L.L.C.
                          I.R.S. IDENTIFICATION NOS.
                          OF ABOVE PERSON (ENTITIES ONLY)
----------------------    -------------------------------------------------------------------------------------------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a) [X]
                                                                                                               (b) [_]

----------------------    -------------------------------------------------------------------------------------------------------
          3               SEC USE ONLY


----------------------    -------------------------------------------------------------------------------------------------------
          4               SOURCE OF FUNDS:                                                  WC


----------------------    -------------------------------------------------------------------------------------------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                          PURSUANT TO ITEM 2(d) OR 2(e):                                                                [_]

----------------------    -------------------------------------------------------------------------------------------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                              Delaware


----------------------    -------------------------------------------------------------------------------------------------------
                                  7               SOLE VOTING POWER:                                                  0


  NUMBER OF               -------------------     -------------------------------------------------------------------------------
   SHARES                         8               SHARED VOTING POWER:                                        900,000
BENEFICIALLY
  OWNED BY
    EACH                  -------------------     -------------------------------------------------------------------------------
  REPORTING                       9               SOLE DISPOSITIVE POWER:                                             0
 PERSON WITH

                          -------------------     -------------------------------------------------------------------------------
                                  10              SHARED DISPOSITIVE POWER:                                   900,000

----------------------    -------------------------------------------------------------------------------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                              900,000


----------------------    -------------------------------------------------------------------------------------------------------
         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                        [_]


----------------------    -------------------------------------------------------------------------------------------------------
         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                           1.5%


----------------------    -------------------------------------------------------------------------------------------------------
         14               TYPE OF REPORTING PERSON:                               OO


----------------------    -------------------------------------------------------------------------------------------------------

CUSIP No. 302051206                  13D                            Page 8 of 16

----------------------    -------------------------------------------------------------------------------------------------------
          1               NAMES OF REPORTING PERSONS.                             Tontine Capital Overseas Master Fund, L.P.
                          I.R.S. IDENTIFICATION NOS.
                          OF ABOVE PERSON (ENTITIES ONLY)
----------------------    -------------------------------------------------------------------------------------------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a) [X]
                                                                                                               (b) [_]

----------------------    -------------------------------------------------------------------------------------------------------
          3               SEC USE ONLY


----------------------    -------------------------------------------------------------------------------------------------------
          4               SOURCE OF FUNDS:                                                  WC


----------------------    -------------------------------------------------------------------------------------------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                          PURSUANT TO ITEM 2(d) OR 2(e):                                                                [_]

----------------------    -------------------------------------------------------------------------------------------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                              Cayman Islands


----------------------    -------------------------------------------------------------------------------------------------------
                                  7               SOLE VOTING POWER:                                                  0


  NUMBER OF               -------------------     -------------------------------------------------------------------------------
   SHARES                         8               SHARED VOTING POWER:                                        900,000
BENEFICIALLY
  OWNED BY
    EACH                  -------------------     -------------------------------------------------------------------------------
  REPORTING                       9               SOLE DISPOSITIVE POWER:                                             0
 PERSON WITH

                          -------------------     ------------------------------------------------ ------------------------------
                                  10              SHARED DISPOSITIVE POWER:                                   900,000


----------------------    -------------------------------------------------------------------------------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                              900,000


----------------------    -------------------------------------------------------------------------------------------------------
         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:


----------------------    -------------------------------------------------------------------------------------------------------
         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                           1.5%


----------------------    -------------------------------------------------------------------------------------------------------
         14               TYPE OF REPORTING PERSON:                               IA, OO


----------------------    -------------------------------------------------------------------------------------------------------

CUSIP No. 302051206                  13D                            Page 9 of 16

----------------------    -------------------------------------------------------------------------------------------------------
          1               NAMES OF REPORTING PERSONS.                             Jeffrey L. Gendell
                          I.R.S. IDENTIFICATION NOS.
                          OF ABOVE PERSON (ENTITIES ONLY)
----------------------    -------------------------------------------------------------------------------------------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a) [X]
                                                                                                               (b) [_]

----------------------    -------------------------------------------------------------------------------------------------------
          3               SEC USE ONLY


----------------------    -------------------------------------------------------------------------------------------------------
          4               SOURCE OF FUNDS:                                                  WC


----------------------    -------------------------------------------------------------------------------------------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                          PURSUANT TO ITEM 2(d) OR 2(e):                                                                [_]

----------------------    -------------------------------------------------------------------------------------------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                              United States


----------------------    -------------------------------------------------------------------------------------------------------
                                  7               SOLE VOTING POWER:                                                  0


  NUMBER OF               -------------------     -------------------------------------------------------------------------------
   SHARES                         8               SHARED VOTING POWER:                                        17,183,870
BENEFICIALLY
  OWNED BY
    EACH                  -------------------     -------------------------------------------------------------------------------
  REPORTING                       9               SOLE DISPOSITIVE POWER:                                             0
 PERSON WITH

                          -------------------     -------------------------------------------------------------------------------
                                  10              SHARED DISPOSITIVE POWER:                                   17,183,870

----------------------    -------------------------------------------------------------------------------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                           17,183,870


----------------------    -------------------------------------------------------------------------------------------------------
         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                        [_]


----------------------    -------------------------------------------------------------------------------------------------------
         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                           28.3%


----------------------    -------------------------------------------------------------------------------------------------------
         14               TYPE OF REPORTING PERSON:                               IN


----------------------    -------------------------------------------------------------------------------------------------------

CUSIP No. 302051206                  13D                           Page 10 of 16


This Amendment No. 1 to Schedule 13D with respect to Exide Technologies is being filed by Tontine Capital Partners, L.P., Tontine Capital Management, L.L.C., Tontine Partners, L.P., Tontine Management, L.L.C., Tontine Overseas Associates, L.L.C., Tontine Capital Overseas Associates, L.L.C., Tontine Capital Overseas Fund, Ltd., Tontine Capital Overseas GP, L.L.C., Tontine Capital Overseas Master Fund, L.P., and Jeffrey L. Gendell (collectively, the "Reporting Persons") to amend the Schedule 13D (the "Schedule 13D") originally filed by certain of the Reporting Persons on June 29, 2006. Capitalized terms used but not defined herein have the meanings assigned to such terms in the Schedule 13D.

ITEM 1.        SECURITY AND ISSUER.

This statement relates to the common stock, par value of $.01 per share (the "Common Stock"), of Exide Technologies (the "Company"). The principal executive office of the Company is 13000 Deerfield Parkway, Building 200 Alpharetta, Georgia 30004.

ITEM 2.        IDENTITY AND BACKGROUND.

          (a)  This statement is filed by:

          (i) Tontine Capital Partners, L.P., a Delaware limited partnership ("TCP"), with respect to the shares of Common Stock directly owned by it;

          (ii) Tontine Capital Management, L.L.C., a limited liability company organized under the laws of the State of Delaware ("TCM"), with respect to the shares of Common Stock directly owned by TCP;

          (iii) Tontine Partners, L.P., a Delaware limited partnership ("TP"), with respect to the shares of Common Stock directly owned by it;

          (iv) Tontine Management, L.L.C., a limited liability company organized under the laws of the State of Delaware ("TM"), with respect to the shares of Common Stock directly owned by TP;

          (v) Tontine Overseas Associates, L.L.C., a limited liability company organized under the laws of the State of Delaware ("TOA"), which serves as investment manager to Tontine Overseas Fund, Ltd., a company organized under the laws of the Cayman Islands ("TOF"), and certain separately managed accounts, with respect to the shares of Common Stock owned by TOF and the separately managed accounts;

          (vi) Tontine Capital Overseas Master Fund, L.P., a Cayman Islands limited partnership ("TMF"), with respect to the shares of Common Stock directly owned by it;

          (vii) Tontine Capital Overseas GP, L.L.C., a limited liability company organized under the laws of the State of Delaware ("TCO"), with respect to the shares of Common Stock owned by TMF; and

          (viii) Jeffrey L. Gendell ("Mr. Gendell"), with respect to the shares of Common Stock owned directly by TCP, TP, TOF, TMF and the separately managed accounts.

CUSIP No. 302051206                  13D                           Page 11 of 16


The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

          (b) The address of the principal business and principal office of each of Reporting Person is 55 Railroad Avenue, Greenwich, Connecticut 06830.

          (c) The principal business of each of TCP, TP and TMF is serving as a private investment limited partnership. The principal business of TCM is serving as the general partner of TCP. The principal business of TM is serving as the general partner of TP. The principal business of TCO is serving as the general partner of TMF. The principal business of TOA is that of an investment advisor engaging in the purchase and sale of securities on behalf of its clients. Mr. Gendell serves as the managing member of TCM, TM, TOA and TCO.

          (d) None of the Reporting Persons, has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) TCP is a limited partnership organized under the laws of the State of Delaware. TCM is a limited liability company organized under the laws of the State of Delaware. TP is a limited partnership organized under the laws of the State of Delaware. TM is a limited liability company organized under the laws of the State of Delaware. TOA is a limited liability company organized under the laws of the State of Delaware. TMF is a limited partnership organized under the laws of the Cayman Islands. TCO is a limited liability company organized under the laws of the State of Delaware. Mr. Gendell is a United States citizen.

ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     On September 18, 2006 the Reporting Persons purchased an aggregate of 14,758,483 shares of Common Stock from the Company for an aggregate purchase price of $51,654,690 in cash pursuant to the Standby Purchase Agreement and Rights Offering (as defined below). The Reporting Persons used their working capital to purchase such shares.

ITEM 4.        PURPOSE OF TRANSACTION.

     The Reporting Persons acquired the shares of Common Stock for investment purposes. The Reporting Persons may acquire additional securities of the Company or dispose of securities of the Company at any time and from time to time in the open market or otherwise. Pursuant to the Standby Purchase Agreement (as defined below), the Reporting Persons have the right to have two designees appointed to the board of directors of the Company, one of whom has been so appointed. The other designee will be nominated in accordance with the letter agreement described in Item 6.

     Although the foregoing represents the range of activities presently contemplated by the Reporting Persons with respect to the Company, it should be noted that the possible activities of the Reporting Persons are subject to

CUSIP No. 302051206                  13D                           Page 12 of 16


change at any time. Except as set forth above, none of the Reporting Persons has any present plans or proposals which relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER.

          (a) The responses of the Reporting Persons to Rows (11) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference. The Reporting Persons beneficially own the number of shares of the Common Stock listed below, representing approximately the percentage of the outstanding shares of Common Stock set forth opposite such number. The percentages used herein are calculated based upon 60,703,053 shares of Common Stock outstanding as disclosed in the Company's Amendment No. 4 to Form S-3 filed with the SEC on August 24, 2006.

------------------------------------------- ---------------- -------------------
Name                                        Number of Shares   Percent of Class
------------------------------------------- ---------------- -------------------
Tontine Capital Partners, L.P.                    8,002,971          13.2%
------------------------------------------- ---------------- -------------------
Tontine Capital Management L.L.C.                 8,002,971          13.2%
------------------------------------------- ---------------- -------------------
Tontine Partners, L.P.                            5,798,717           9.6%
------------------------------------------- ---------------- -------------------
Tontine Management, L.L.C.                        5,798,717           9.6%
------------------------------------------- ---------------- -------------------
Tontine Overseas Associates, L.L.C.               2,482,182           4.1%
------------------------------------------- ---------------- -------------------
Tontine Capital Overseas Master Fund, L.P.          900,000           1.5%
------------------------------------------- ---------------- -------------------
Tontine Capital Overseas GP, L.L.C.                 900,000           1.5%
------------------------------------------- ---------------- -------------------
Jeffrey L. Gendell                               17,183,870          28.3%
------------------------------------------- ---------------- -------------------


          (b)  The responses of the Reporting Persons to (i) Rows (7) through
(10) of the cover pages of this statement on Schedule 13D and (ii) Item 5(a) hereof are incorporated herein by reference.

          (c) During the past 60 days, the Reporting Persons effected the following transactions in the Common Stock:

                               Date of         Amount of      Price per                Where and
    Person                   Transaction      Securities        Share                How Effected
    ------                   -----------      ----------        -----                ------------
Tontine Partners, L.P.        09/18/06        5,234,141         $3.50        Stocks acquired directly from
                                                                              the Company pursuant to the
                                                                            Standby Purchase Agreement (as
                                                                                    defined below)

Tontine Capital Partners      09/18/06        7,370,771         $3.50        Stocks acquired directly from
L.P.                                                                          the Company pursuant to the
                                                                            Standby Purchase Agreement (as
                                                                                    defined below)

CUSIP No. 302051206                  13D                           Page 13 of 16


Tontine Capital Overseas      09/18/06          900,000         $3.50        Stocks acquired directly from
Master Fund, L.P.                                                             the Company pursuant to the
                                                                            Standby Purchase Agreement (as
                                                                                    defined below)

Tontine Overseas              09/18/06        1,253,571         $3.50        Stocks acquired directly from
Associates, LLC                                                               the Company pursuant to the
                                                                            Standby Purchase Agreement (as
                                                                                    defined below)


          (d) TCM, the general partner of TCP, has the power to direct the affairs of TCP, including decisions respecting the receipt of dividends from, and the disposition of the proceeds from the sale of, the shares. TM, the general partner of TP, has the power to direct the affairs of TP, including decisions respecting the receipt of dividends from, and the disposition of the proceeds from the sale of, the shares. TCO, the general partner of TMF, has the power to direct the affairs of TMF, including decisions respecting the receipt of dividends from, and the disposition of the proceeds from the sale of, the shares. Mr. Gendell is the Managing Member of TCM, TM and TCO and in that capacity directs each of their operations. Each of the clients of TOA has the power to direct the receipt of dividends from or the proceeds of the sale of such shares.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     As provided under the Standby Purchase Agreement (the "Standby Purchase Agreement") entered into by and among TCP, Legg Mason Investment Trust, Inc. ("Legg Mason"), Arklow Capital Management, LLC (collectively, with certain affiliates of TCP, "Holders") and the Company, dated as of June 28, 2006, as amended on August 1, 2006, the Holders have acquired shares of Common Stock simultaneously with the consummation by the Company of a rights offering whereby the Company's stockholders received rights to purchase shares of Common Stock (the "Rights Offering"). To the extent that shares of Common Stock were not purchased by the Company's stockholders under the Rights Offering (the "Unsubscribed Shares"), the Holders purchased from the Company any and all Unsubscribed Shares, in percentages as determined under the Standby Purchase Agreement. TCP and Legg Mason also purchased additional shares of Common Stock from the Company for an aggregate price of $50 million at $3.50 per share.

     Pursuant to the Standby Purchase Agreement, and upon its closing, the Holders entered into a Registration Rights Agreement with the Company (the "Registration Rights Agreement"). Pursuant to the Registration Rights Agreement, the Company is required to file a shelf registration statement and grant to the Holders certain demand and "piggy back" registration rights in connection with their Common Stock. The registration rights granted under the Registration Rights Agreement terminate with respect to any Holder when such Holder ceases to own any Registrable Securities (as defined in the Registration Rights Agreement). The foregoing summary of the Standby Purchase Agreement and the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to Exhibits 1 and 2, which is incorporated by reference herein.


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CUSIP No. 302051206                  13D                           Page 14 of 16


     Pursuant to a letter agreement, dated as of September 18, 2006 (the "Letter Agreement"), by and between the Company and TCP, TCP has until December 31, 2006 to nominate a second director to the Company' board of directors. The foregoing summary of the Letter Agreement does not purport to be complete and is qualified in its entirety by reference to Exhibit 3, which is incorporated by reference herein.

ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS.

1. Standby Purchase Agreement, dated June 28, 2006, by and among Tontine Capital Partners, L.P., Legg Mason Investment Trust, Inc., Arklow Capital Management, LLC and the Company, including as Annex B thereto, the Form of Registration Rights Agreement entered into by and among Tontine Capital Partners, L.P., Legg Mason Investment Trust, Inc., Arklow Capital Management, LLC and the Company (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed June 29, 2006).

2. First Amendment to Standby Purchase Agreement, dated August 1, 2006, incorporated by reference to Exhibit 2.3 to Amendment No. 1 to the Form S-3 Registration Statement filed on August 2, 2006.

3. Letter Agreement, dated September 18, 2006, by and between the Company and Tontine Capital Partners, L.P.

CUSIP No. 302051206                  13D                           Page 15 of 16

                                   SIGNATURES

     After due inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  September 20, 2006

                                /s/  Jeffrey L. Gendell
                              --------------------------------------------------
                              Jeffrey L. Gendell, individually, and as
                              managing member of
                              Tontine Capital
                              Management, L.L.C.,
                              general partner of Tontine Capital Partners, L.P., and as managing member of Tontine
                              Management, L.L.C.,
                              general partner of Tontine Partners, L.P., and as managing member of Tontine
                              Overseas Associates, L.L.C., and as managing
                              member of Tontine Capital Overseas GP,
                              L.L.C., general partner of Tontine Capital
                              Overseas Master Fund, L.P

CUSIP No. 302051206                  13D                           Page 16 of 16


                                  EXHIBIT INDEX
                                  -------------

Exhibit Number      Description
--------------      -----------

Exhibit 1 Standby Purchase Agreement, dated June 28, 2006, by and among Tontine Capital Partners, L.P., Legg Mason Investment Trust, Inc., Arklow Capital Management, LLC and the Company, including as Annex B thereto, the Form of Registration Rights Agreement entered into by and among Tontine Capital Partners, L.P., Legg Mason Investment Trust, Inc., Arklow Capital Management, LLC and the Company (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed June 29, 2006).

Exhibit 2 First Amendment to Standby Purchase Agreement, dated August 1, 2006, incorporated by reference to Exhibit 2.3 to Amendment No. 1 to the Form S-3 Registration Statement filed on August 2, 2006.

Exhibit 3 Letter Agreement, dated September 18, 2006, by and between the Company and Tontine Capital Partners, L.P.